FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November 2007

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F  ☒   Form 40-F   ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                      ]

The tender offer described below was not extended into the United States and persons resident in the United States were not permitted to subscribe for such offer. For purposes of this paragraph, the United States means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia.

NATIONAL BANK OF GREECE

Voluntary Public Offer of

NATIONAL BANK OF GREECE S.A.

for the purchase of the shares of

ETHNIKI Hellenic General Insurance Company S.A.

Announcement of results

Pursuant to Article 23 of Law 3461/2006 re Incorporation in National Law of Directive 2004/25/EC on takeover bids (hereinafter the “Law”), the company under the name National Bank of Greece S.A. (hereinafter the “Offeror”) announces the following:

1.

On 24 September 2007 the Offeror submitted a voluntary take over bid (hereinafter the “Public Offer”) for the acquisition of the total number of ordinary registered shares of the company under the name ETHNIKI Hellenic General Insurance S.A. (hereinafter the “Company”) which were not directly or indirectly held by the Offeror, i.e. 29,800,085 shares representing approximately 23.08% of the Company’s total paid-up share capital and voting rights as at the above mentioned date. The Capital Market Commission approved the contents of the Offeror’s offering circular, by virtue of its BoD resolution dated 11 October 2007.

2.	The Public Offer acceptance period commenced on Tuesday, 16 October 2007 and ended on Tuesday, 13 November 2007.

3.

The Public Offer was completed with the submission, by 867 of the Company’s shareholders, of acceptance declarations for 2,408,746 shares, representing 1.86% of the Company’s total paid-up share capital and voting rights.

4.	From the date of the announcement of the Public Offer until the expiry date of the acceptance period thereof, the Offeror also acquired 26,398,010 shares of the Company via the Exchange.

5.

Consequently, following the transfer off the Exchange of the shares offered during the Public Offer acceptance period, and taking the shares acquired through the Exchange by the expiry of the acceptance period into account also, the Offeror shall hold 128,113,471 shares, representing 99.23% of the Company’s total paid-up share capital and voting rights.

6.

Pursuant to Article 27 of the Law, in the event that, following a public offer, the offeror holds securities of the company under acquisition representing at least 90% of the total voting rights thereof, the offeror is entitled to demand that all of the remaining securities of the company under acquisition that are not held by the Offeror be transferred thereto.

7.

Following completion of the Public Offer, the Offeror holds a portion of Company shares higher than the said 90%. Accordingly, the Offeror intends to exercise its right as above within a quarter from the expiry date of the acceptance period, by filing a request with the Capital Market Commission to that effect.

8.	The price to be paid to the remaining shareholders of the Company will be equal to the price to be paid to the shareholders who accepted the Public Offer, i.e. € 5.50 per share.

9.

It is noted that pursuant to Article 28 of the Law, the remaining shareholders are entitled to sell their Company shares to the Offeror at a price of € 5.50 per share within a quarter from the announcement of the results of the Public Offer.

10.	The Offeror intends to acquire 100% of the Company’s share capital and voting rights and eventually apply for delisting of the Company’s shares from the Athens Exchange.

Athens, 14 November, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis
(Registrant)

Date : 15th November, 2007

Vice Chairman - Deputy Chief Executive Officer